

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 12, 2008

<u>Via U.S. Mail and Fax 907-868-9888</u>
Mr. Ronald A. Duncan
President
General Communication, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

> **Re:** **General Communication, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-15279**

Dear Mr. Duncan:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director